MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2009

Norsat International Inc. | SYMBOL: NII (TSX)

110- 4020 Viking Way | Richmond | British Columbia | Canada | V6V 2L4.

tel: 604-821-2800 | fax: 604-821-2801 | www.norsat.com

Norsat International Inc.                      Management Discussion & Analysis

1.1

Date

The following management discussion and analysis of Norsat International Inc. (the “Company”) as of May 05, 2009 should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine month period ended March 31, 2009, and the 2008 annual financial statements and management discussion and analysis and related notes included therein, which has been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).

All amounts following are expressed in US Dollars unless otherwise indicated. Additional information relating to the Company, including the Company’s annual report and 20F for the year ended December 31, 2008, may be found on the Company’s web page at www.norsat.com and at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in the Company’s operations in future periods, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about the Company’s market opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Information Form under the heading “Risk Factors”. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

1.2

Overview

Norsat International Inc. (“the Company”) designs, develops and markets satellite ground equipment which enables high speed transmission of data, audio and video over commercial and military satellites.  The Company’s equipment is located on earth and thus falls under the broad category of “satellite ground equipment”. The Company concentrates on ground equipment that is central to the transmission and reception of content for commercial and military applications, as opposed to consumer applications such as direct-to-home broadcasting.

The Company’s business operates through two business segments – Microwave Products and Satellite Systems.

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers. The Satellite Systems segment designs, develops and markets portable satellite systems, related accessories and services. These Microwave Products and Satellite Systems are designed to interoperate with geostationary satellites orbiting the earth.  The products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

Norsat International Inc.                      Management Discussion & Analysis

1.3

Selected Annual Financial Information

Annual Financial Data (Expressed in thousands of dollars, except per share amounts) Amounts are in US Dollars
	Year Ended December 31
	2008	2007	2006
	$	$	$
Sales	18,057	16,451	13,448
Operating Expenses	7,069	7,157	9,363
Net earnings (loss) from operations before income taxes	2,200	1,385	(3,876)
Net earnings (loss)	2,200	1,385	(3,833)
Earnings (loss) per share	0.04	0.03	(0.08)
Earnings (loss) per share, basic and diluted	0.04	0.02	(0.08)
Total assets	13,327	9,528	8,427
Long-term financial liabilities	nil	nil	nil

1.4

Results of Operations

QUARTER REVIEW

	Three months ended March 31,
	2009	2008	Change	Percentage Change
Revenue	$ 4,994,771	$ 2,928,547	$ 2,066,224	70.6%
Gross Profit	$ 2,453,018	$ 1,489,621	$ 963,397	64.7%
Gross Profit %	49.1%	50.9%	(1.8%)
Selling, General and Administrative	1,406,708	1,303,096	$ 103,612	8.0%
Product Development	305,580	185,055	120,525	65.1%
Amortization	125,757	89,702	36,055	40.2%
Other Income	213,763	93,327	120,436	129.0%
Total Operating Expenses	1,624,282	1,484,526	139,756	9.4%
Net Earnings	828,736	5,095	823,641
Earnings Per Share – Basic and Diluted	0.02	0.00	0.02

FIRST QUARTER HIGHLIGHTS

Key items that affected the results for the first quarter of 2009, compared to the first quarter of 2008, are as follows:

•

Revenues improved significantly year on year for Satellite systems to $3.5MM in the quarter ended March 31, 2009 from $1.0MM for the same period in 2008. Microwave product sales were down 23.4% to $1.5MM this quarter from $2.0MM for the same period in 2008.  The gross margins of 49.1% for the quarter is down slightly from the 50.9% experienced in the same period in 2008.  These results also reflect some market pressures due to the global recession.  While overall margins are down slightly from the previous quarter, it is still well within the range that management expects.

Norsat International Inc.                      Management Discussion & Analysis

•

Selling, General and Administrative expenses of $1.4MM in the quarter ended March 31, 2009 is consistent with the $1.5MM expense in the previous fiscal quarters, albeit up from the same period for 2008.  Expenses are higher than the same period last year due to:

o

Commissions for the current quarter were higher due to the significant increase in sales volume.

o

The quarter saw continued corporate development efforts in support of sales growth and expansion opportunities.

•

The combined sales performance and expense control yielded the second highest income in the Company’s history.  The best quarterly income was recorded in the fourth quarter of 2008.

•

As a result of the SADI program contribution awarded to the Company in September 2008, Cdn$225,000 was accrued and reported as a reduction to product development costs in the first quarter of 2009

•

On March 9, 2009, the Company acquired 100% ownership of Bluemoon 4G Ltd., a WiMAX products and services provider to accelerate the Company’s entry into the WiMAX market, from unrelated third parties for 5,000,000 shares of the Company’s common stock. Bluemoon 4G Ltd. is a pre-revenue company that has a customer relationship that will allow it to supply and deliver equipment for WiMAX installations. In acquiring Bluemoon, the Company has acquired the relationship and is in the process of negotiating a contract to formalize the customer relationship.

As at March 31, 2009, working capital* improved to $9.2MM as compared to $8.5MM at the end of 2008. The current ratio** for the first quarter of 2009 was 3.8x as compared to 3.1x at the end of 2008. These improvements reflect the continuing commitment to a more effective structure for existing operations and future activities.

The Company continues to believe that the long term prospects in the satellite industry remain strong, driven by the net-centric transformation of militaries, growth in homeland security spending and the emergence of non-traditional applications such as business continuity and content production by various entities.

Key factors that will be expected to affect the Company’s revenue growth in the near term remain the timing of the award of major military and certain other commercial projects. It is expected that competition will continue to intensify as more companies focus on opportunities in this market which will likely put pressure on our gross margins.

Management is committed to implementing a business model which will serve to (i) add a recurring revenue stream through a range of services, (ii) broaden the company’s portfolio to include the sale of comprehensive turn-key solutions, and (iii) diversify the base of customers to include non-defense customers.

* - Working Capital is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. This measure does not have a comparable GAAP measure. Working capital is defined as current assets less current liabilities.

** - Current Ratio is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers.  Current Ratio is defined as current assets divided by current liabilities.

REVENUES and GROSS MARGINS

	Three months ended March 31,		Three months ended March 31,
	2009	Percentage of Total Revenue	2008	Percentage of Total Revenue
Sales	$		$
Microwave Products	$ 1,511,920	30.3%	$ 1,973,711	67.4%
Satellite Systems	3,482,851	69.7%	954,836	32.6%
Total	$ 4,994,771	100.0%	$ 2,928,547	100.0%
Gross Profit Margin	%		%
Microwave Products	40.6		43.2
Satellite Systems	52.8		66.7
Average Gross Margin	49.1		50.9

Sales in the first quarter of the current year is up significantly from the same period last year, primarily due to the traction gained in satellite systems. Overall sales for the quarter were $5.0 million up $2.1 million from the $2.9 million

Norsat International Inc.                      Management Discussion & Analysis

reported for the same period last year. The strong first quarter revenue performance resulted from the backlog of satellite systems orders carried over from the end of 2008.

Sales of Microwave Products for the quarter were $1.5 million, down from the $2.0 million sales for the same period in 2008. The global recession continues to have a negative impact on revenues as projects that require microwave products have been deferred or postponed until the economic situation improves.

Sales of Satellite Systems for the quarter were $3.5 million up significantly from the $1.0 million in sales for the same period in 2008. In addition to the benefits of the backlog of satellite systems orders carried over from the end of 2008, the Company was able to secure new satellite systems orders from another European military that is deploying into Africa as part of their United Nations peacekeeping commitments.

The overall gross margin for the quarter ended March 31, 2009 was 49.1% compared to 50.9% for the same period in 2008. Management anticipates that overall margins will continue to hold around these levels despite the downward pressures resulting from the recessionary trends in the global economy.

Margins realized from Microwave products during the quarter were at 40.6% down from the 43.2% in the same period in 2008. Margins are being eroded as well due to global recessionary pressures. Declining sales volumes in the industry is forcing more aggressive pricing from companies in order to protect market share.

Margins from Satellite systems were at 52.8% during the quarter compared to the 66.7% experienced for the same period in 2008. The gross margins from the first quarter of 2008 were skewed by a low sales volume and were not an accurate indicator of  margins for the satellite systems segment.

EXPENSES

	Three months ended March 31,
	2009	2008	Change	Percentage Change
Expenses	$	$	$
Selling, general and administrative	1,406,708	1,303,096	$ 103,612	8.0%
Product development	305,580	185,055	120,525	65.1%
Amortization	125,757	89,702	36,055	40.2%
Other income	213,763	93,327	120,436	129.0%
Total	1,624,282	1,484,526	139,756	9.4%

The Company’s commitment to cost control has not wavered and this philosophy continues to be reflected in the cost structure. However, staff levels have gradually been increased, when necessary, to ensure that commitments to research and development projects are met and product innovation and product leadership are not compromised.

Administrative costs increased by 8.0% to $1.4 million in the quarter from $1.3 million for the same period in 2008.

The biggest component of this increase was the sales staff remuneration paid for increased sales of satellite systems. Additional one-time costs were incurred as part of the Company’s corporate development activities.

This increase was driven primarily by the company’s planned investment in personnel, resources and corporate development activities to support growth by broadening the company’s portfolio of products and diversifying the customer base.

Product development costs increased by 65.1% as a result of development programs in both the Microwave business segment and the Satellite systems segment; this increase is net of the Cdn$225,000 contribution from the SADI program. Without the SADI program contribution, the company’s product development costs would have been $507,410 in the three months ended March 31, 2009 compared to $185,055 for the same period in 2008.  This significant increase is consistent with the renewed commitment towards product leadership and also consistent with spending levels from the previous two fiscal quarters.

Amortization expenses increased by $36,055, compared to the same period in the previous year reflecting the start of amortization of intangible assets related to the Bluemoon acquisition.

Norsat International Inc.                      Management Discussion & Analysis

Other income items increased by $120,436 in the quarter as compared to the same period in 2008; primarily due to foreign exchange gains resulting from a weaker Canadian dollar relative to the United States dollar.

1.5

SUMMARY OF QUARTERLY RESULTS

The following tables set forth certain operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in our fiscal 2008 Annual Report.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

(Amounts are expressed in thousands of United States dollars except per share amounts and number of shares.)

Quarterly Financial Data (Unaudited) (Expressed in thousands of dollars, except earnings per share amounts) Amounts are in US$
	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2009	$	$	$	$
Sales	4,995	-	-	-
Net earnings	829	-	-	-
Earnings per share – basic	0.02
Earnings per share – diluted	0.02	-	-	-
Weighted average common shares outstanding	#	#	#	#
Basic	54,313	-	-	-
Diluted	56,112	-	-	-

2008	$	$	$	$
Sales	2,929	3,960	4,889	6,280
Net earnings	5	135	742	1,318
Earnings per share – basic	0.00	0.00	0.01	0.02
Earnings per share – diluted	0.00	0.00	0.01	0.02
Weighted average common shares outstanding	#	#	#	#
Basic	51,911	53,668	53,698	54,117
Diluted	55,659	57,335	57,140	54,117

2007	$	$	$	$
Sales	-	4,122	3,787	4,780
Net (loss) earnings	-	526	167	230
Earnings per share – basic		0.01	0.00	0.00
Earnings per share – diluted	-	0.01	0.00	0.00
Weighted average common shares outstanding	#	#	#	#
Basic	-	50,558	50,584	50,646
Diluted	-	55,371	55,769	55,871

Quarterly results may fluctuate from quarter to quarter because sales volumes are seasonal with the first quarter of the year being the weakest quarter and the fourth quarter being a strong quarter. Sales volumes are also dependent on military sales, which tend to be uneven over the course of a year.

– Revenue for the first quarter of 2009 was stronger than the historical patterns of a soft quarter to start the year. This is due primarily to the backlog of orders carried forward from the end of 2008.

Norsat International Inc.                      Management Discussion & Analysis

1.6

Liquidity and Financial Condition

The Company’s principal cash requirements are for working capital and capital expenditures.

The Company's cash and term deposit balance as at March 31, 2009 was $2.9 million, an increase of $1.9 million from $1.0 million as at December 31, 2008. The cash and term deposit balances are divided between $1.4 million in operating accounts and $1.5 million in a short term interest bearing deposit instrument with the Company’s banking partner.  During the three months ended March 31, 2009, cash generated by operations was $1.7 million. Financing activities generated net proceeds of $0.4 million during the three months ended March 31, 2009, while investing activities consumed $1.5 million during the period.

The Company’s working capital requirements are mainly for production materials, productions and selling, operations and general administrative expenses. The Company’s working capital may be improved by increasing sales, shortening collection cycles and enhancing of inventory controls.

As at March 31, 2009, working capital* increased to $9.2MM as compared to $8.5MM at the end of 2008.  The current ratio** for the first quarter of 2009 was at 3.8x as compared to 3.1x for the end of 2008. The Company’s commitment to achieving a more effective structure that began in October, 2006 is starting to pay off in today’s results.

Accounts receivable, was at $5.0 million as at March 31, 2009, down from the balance of $6.8 million as at December 31, 2008. In light of the increased credit risks, the bad debt provision is reviewed more thoroughly at the end of the financial period according to the Company’s policy which is based on the credit terms of its customers and historical collection data. Review of the Company’s accounts receivable determined that the bad debt provision was reasonably assessed as at December 31, 2008.

Accounts payable and accrued liabilities were $2.6 million, compared to $3.6 million as at December 31, 2008, reflecting a decreased level of purchasing, consistent with a tightened inventory philosophy.

Inventory as at March 31, 2009 was $4.0 million compared to $4.5 million as at December 31, 2008. The decrease in inventory resulted from a decrease in the purchase of materials required to satisfy the current backlog of orders of Satellite systems. The Company’s inventory level for Microwave products are replaced on a just-in-time basis and continue to be monitored for sales trends to manage the risk of obsolescence.

At March 31, 2009, the Company has accumulated a deficit of $31,685,833. The Company has successfully generated net profits from continued operations from the fourth quarter of 2006 through to the first quarter of 2009. However, these past successes cannot be used as an indication of the Company’s future performance.

Management believes that the Company’s strategy remains sound and can deliver steady performance despite current uncertainty in the global economic environment.

* - Working Capital is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. This measure does not have a comparable GAAP measure. Working capital is defined as current assets less current liabilities.

** - Current Ratio is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers.  Current Ratio is defined as current assets divided by current liabilities.

1.7

Capital Resources

The Company’s capital resources as at March 31, 2009 were in cash. In the current environment of global uncertainty, the Company plans to continue to fund cash requirements through operations. And if required, the Company has operating lines of credit in place than can be drawn upon.

During the three months ended March 31, 2009, the Company did not complete any financing transactions. The Company still maintains a secured operating line of credit from a financial institution for Cdn$500,000 or US$400,000 under Export Development Canada’s (EDC) Master Receivable Guarantee (MARG) program.

Terms and conditions are as follows:

➢

interest at the rate of  the Bank’s Prime Rate plus 0.85% per annum

➢

all amounts under the loans shall be repaid on demand by the Bank

Norsat International Inc.                      Management Discussion & Analysis

➢

general security agreement given by the Company creating a first fixed and floating charge and security interest over all present and after acquired assets of the Company

➢

general assignment of book debts creating a first priority assignment of the debts and accounts receivable of the Company

➢

assignment /endorsement by the Company to the Bank of all risk insurance (including extended coverage endorsement) in amounts and from an issuer acceptable to the Bank, on all of the Company’s real and personal property including, without limitation, equipment and inventory owned by the Company, showing the bank as first loss payee by way of standard mortgage endorsement, such policy to include business interruption and public liability insurance.

➢

MARG of Cdn$450,000 from EDC

➢

the working capital ratio (current assets divided by current liabilities) shall not at any time to be less than 1.15:1

➢

the Debt to Tangible Net Worth ratio  (total liabilities divided by the sum of total assets minus total liabilities) shall not at any time exceed 2.5:1

CONTRACTUAL OBLIGATIONS

The following table presents the aggregate amount of future cash outflows for contractual obligations as of March 31, 2009 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years:

	2009	2010	2011	2012	2013
Inventory purchase obligation	1,821,411				
Operating lease obligations	324,640	414,770	378,978	42,990	42,990
Total	2,146,051	414,770	378,978	42,990	42,990

In the normal course of operations the Company enters into purchase commitments. The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers.

The Company believes most of its working capital can be funded through its operations. The Company may also pursue other financing facilities to fund its working capital and meet its contractual obligations from time to time.

Due to consistently changing economic conditions which may not be under the control of the Company, there can be no assurance that additional financing will be available when needed or, if available, that it can be obtained on commercially reasonable terms.

1.8

Off Balance Sheet Arrangements

Not applicable.

1.9

Transactions with Related Parties

Not applicable

1.10

Proposed Transactions

Not applicable.

1.11

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada, and makes estimates and assumptions that affect its reported amounts of assets, liabilities,

Norsat International Inc.                      Management Discussion & Analysis

revenue and expenses, and the related disclosures of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

➢

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms when making estimates of collectibility of the Company’s accounts receivable balance. If the Company determines that the financial condition of any of its customers has deteriorated, increases in the allowance may be made.

➢

The Company values its finished goods and work-in-process inventories at the lower of weighted average cost and net realizable value. Net realizable value reflects the current estimated net selling price or value in use of the item in inventory in a non-forced sale. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from the Company’s projections, an additional inventory write-down may be required. In addition, changes in the underlying factors used in the Company’s projections may necessitate additional write-downs in the future.  Market factors are generally outside of the Company’s control.

➢

The Company generates a portion of its revenue from multiple elements sales arrangements. Revenue is recognized for each element when there is no remaining performance obligations required and is based on their relative fair value at the inception of the sales arrangement. If fair value cannot be determined, either due to changes in contract elements or other factors, it will be necessary to defer revenue until objective evidence of fair value exists or when the final elements are delivered.

➢

The Company entered into a $5.97 million repayable investment with the Canadian Federal Ministry of Industry through the Strategic Aerospace and Defense Initiative (SADI).  This funding represents a portion of the company’s eligible R&D expenses from September 21, 2007 up to and including December 31, 2011. The Company determines eligible expenditures and will submit quarterly to the Ministry for reimbursement. The final determination for eligibility rests with the Ministry and could go through the process of substantiating the expenditure claims.  Based on these discussions, it will be necessary to alter or defer the amounts claimed for reimbursement.

➢

On March 9, 2009, the Company acquired 100% ownership of Bluemoon 4G Ltd., a WiMAX products and services provider to accelerate the Company’s entry into the WiMAX market, from unrelated third parties for 5,000,000 shares of the Company’s common stock. Bluemoon 4G Ltd. is a pre-revenue company that has a customer relationship that will allow it to supply and deliver equipment for WiMAX installations. In acquiring Bluemoon 4G Ltd, the Company has acquired the relationship and is in the process of negotiating a contract to formalize the customer relationship.

Bluemoon 4G Ltd. is a pre-revenue company without any employees and did not have any commercial activities. Accordingly, the acquisition was recorded as an asset acquisition and not a business combination.

Given the timing to perform a proper valuation exercise, management has recorded the transaction at an initial estimated value and will adjust the allocation upon receipt of a final valuation report. The initial estimated value was based on the market value of the shares given up less liquidity and escrow discounts calculated using the Black-Scholes model. The liquidity discount has been determined on the basis that the Company’s shares are not widely traded. The escrow discount has been determined on the basis that the counterparty will not be able to access the shares until certain performance milestones have been met. As per terms of the contract, shares are held in escrow until December 31, 2009 and the counterparty has to meet certain performance milestones. In the event that the milestones are not met, the counterparty has to pay a minimum order fee. The escrow agreement has been put in place to protect the Company’s financial interest in securing the minimum order fee. Management has initially allocated the entire purchase price of $1,946,324 (Cdn$2,455,000) to intangible assets, $1,830,969 (Cdn$2,378,500) as common shares to be

Norsat International Inc.                      Management Discussion & Analysis

issued. As at March 31, 2009, the Company did not receive TSX clearance on share issuance. Subsequently, on April 30, 2009, TSX approved share issuance. The intangible asset of $2,148,929 (Cdn$2,710,556) consists of $1,886,864 (Cdn$2,380,000) purchase value, $19,027 (Cdn$24,000) of Ireland stamp duties, $20,613 (Cdn$26,000) of legal costs, $19,820 (Cdn$25,000) of valuation costs and a temporary tax difference effect of $202,605 (Cdn$ 255,556). Common shares to be issued includes $1,832,124 (Cdn$2,380,000) estimated share value less $1,155 (Cdn$1,500) share issuance costs.

Based on the information available at the present time, the intangible asset is estimated to have a useful life until December 31, 2011. Amortization of the intangible was calculated on a straight line based on the estimated useful life. The amortization recorded was $41,693 (Cdn$52,590).  The amortization amount will then be adjusted upon receipt of a final valuation report.

A total future income tax liability of $202,605 (Cdn$ 255,556) was recognized on the transaction to reflect the income tax effect of temporary differences arising from the Company’s asset acquisition of Bluemoon 4G Ltd.  The income tax liability was calculated based on Ireland’s effective tax rate of 10% and is the difference between the tax adjusted final book value and actual purchase price of the transaction.

Management has engaged an independent third party to determine: (a) the fair market value of the consideration given up and (b) the proper purchase price allocation to the asset components acquired in the transaction.  This transaction subsequently closed on April 20, 2009.

1.12

Changes in Accounting Policies including Initial Adoption

CICA 3064 – “Goodwill and Intangibles”

On January 1, 2009, the Company adopted CICA Section 3064 – “Goodwill and Intangibles”, which replaces Section 3062 – “Goodwill and Other Intangible Assets” and Section 3450 – “Research and Development Costs”.  The new section provides guidance on the recognition of assets based on asset recognition criteria rather than matching of revenues and expenses.  As a result of adopting this section, there is no material impact on the Company’s consolidated financial statements. As a result of adopting this section, there is no material impact on the Company’s consolidated financial statements. The Company has recognized an intangible asset during the first quarter that is subject to amortization. The intangible asset will be tested for impairment in accordance with the provisions of Impairment of Long Lived Assets, CICA section 3064.

IFRS

The accounting Standards Board of the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011.

Implementing IFRS will have an impact on accounting financial reporting and supporting IT systems and processes.

It may also have an impact on taxes, contractual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics.  Accordingly when the Company develops its IFRS plan, it will have to include measures to provide extensive training to key finance personnel to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and the Audit Committee.  Additional resources may be engaged to ensure the timely conversion to IFRS. As at March 31, 2009, the Company has completed an IFRS diagnostic and is the process of developing an IFRS implementation plan.

1.13

Financial Instruments and Other instruments

The Company’s financial instruments include cash, short-term investments, accounts receivables, accounts payable and accrued liabilities.  The carrying value of cash, short-term investments, accounts receivables, accounts payable and accrued liabilities is approximate to their fair values due to the short-term nature of these financial assets and liabilities.

The Company is exposed to foreign currency exchange risk as a result of components of cost being denominated in currencies other than the United States dollar.  The Company has not entered into any derivative agreements to mitigate this risk.

Norsat International Inc.                      Management Discussion & Analysis

1.14

Outstanding Share Data

The following details the share capital structure as at March 31, 2009:

	Remaining life / Expiry date	Exercise price	Number of securities	Total
Common shares				54,313,305

Share purchase options
	2.34 years	CDN$0.45 to CDN$0.99	724,000
	3.51 years	CDN$1.00 to CDN$1.99	631,000
	3.51 years	CDN$2.00 to CDN$6.19	179,500	1,534,500

Warrants	April 28, 2009	CDN$1.09	1,206,811
	January 12, 2011	US$0.48	366,690	1,573,501

1.15

Risks and Uncertainties

RISKS ASSOCIATED WITH FINANCIAL RESULTS

The Company’s inability to generate sufficient cash flows from its operations.   Should the Company fail to generate sufficient cash flows from operations, it will require additional financing. As at March 31, 2009, the Company has accumulated a deficit of $31,685,833. Although the Company has generated net profit from its continued operations through the fourth quarter of 2006 to the first quarter of 2009, it cannot be used as an indication of the Company’s future performance.

The Company’s inability to accurately forecast its results from quarter to quarter may affect its cash resources and result in wide fluctuations in the market price of the Company's stock. The operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of the Company’s control, the quarterly revenues and operating results are difficult to forecast. As a result, the Company may not be able to accurately predict its necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. The Company also believes that period-to-period comparisons of its operating results may not be meaningful and one should not rely on any such comparisons as an indication of its future performance.

RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS

The Company’s exposure to business and operation risks includes but is not limited to the following:

➢

The Company cannot be sure it will be able to identify emerging technology and market trends, enhance the existing technologies or develop new technologies in order to effectively compete in the satellite communications industry.

➢

The Company has customer concentration.  A significant portion of the Company’s revenues have been recognized from a limited number of customers.  While the Company has been diversifying its customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the Government sector.

➢

The Company cannot be sure that it will be able to compete effectively with the current competitors.

➢

The Company has limited intellectual property protection.

➢

The Company depends on its key employees and it cannot be sure that it will be able to keep these employees or hire and train replacements.

➢

The Company sells products which may, in certain instances, be subject to export and/or re-export restrictions. The Company may also be subjected to penalties and fines should there be a breach in its processes. The Company has formed a committee to actively oversee compliance with all such export regulations.

➢

The Company buys components and products which may, in certain instances, be subject to contractual obligations to purchase minimum quantities during a given period, maintain resale records and abide by certain resale restrictions. Failure to fulfill any or all of these may negatively impact liquidity should the

Norsat International Inc.                      Management Discussion & Analysis

Company be forced to take ownership of any un-purchased units. It may also affect the Company’s ability to continue supplying products as originally specified and thus affect obligations to fulfill customers.

➢

The Company may be subject to product liability claims, which are not fully covered by insurance.

➢

The Company intends to expand its international operations. It thus faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets and fluctuations in foreign currencies. Those external risks may not be under the Company’s control. While the additional resources are required for the expansion, the Company cannot be sure its success and a failure of such expansion would have reversed impact on the Company’s business.

➢

While there is a possibility of increased customer credit risk due to the current global credit crisis, the exposure is minimal due to the make up of the Company’s customer base.  As at March 31, 2009, 63% of the outstanding accounts receivable consists of government departments and the balance of the outstanding accounts receivable are spread over a very large number of customers.

➢

On January 28, 2009 the Obama administration announced a Buy American provision in its economic stimulus package. The Company is in the process of assessing the impact of this initiative on future contracts from the United States and will seek to develop an appropriate course of action.

Readers are advised to assess to Form 20F filed under www.sec.gov/edgar.shtml for the full contents of “Risks Associated with Business and Operations”.

RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options and warrants to be issued may substantially dilute the value of the Company’s common shares. The Company has 75,000,000 shares of Common Stock authorized, of which 54,313,305 were outstanding at March 31, 2009 and an additional 3,108,001 common shares have been reserved for issuance upon the exercise of outstanding options and warrants to be issued as of such date. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of the Company’s Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for the Company could also have dilutive effect on the shareholders.

The current financial market volatility can result in wide fluctuations in the market price of the Company's stock.  The Company has reported ten consecutive quarters of profitability starting from the fourth quarter of 2006. Despite the previously mentioned profitable results, the uncertainty and volatility in current financial markets can result in wide fluctuations in the market price of the Company’s stock.  Bear in mind though that the Company’s operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future.

RISKS ASSOCIATED WITH FOREIGN EXCHANGE

The Company is exposed primarily to foreign exchange fluctuations in the U.S. dollar. The Company is exposed to foreign currency exchange risk as a result of components of cost being denominated in currencies other than the United States dollar. To a lesser extent, the Company is also exposed to foreign exchange fluctuations in the British pound (GBP) in the magnitude of approximately GBP 200,000 in expenses per year.  As of March 31, 2009, the Company had no outstanding forward contracts.

1.16

Disclosure Controls and Internal Controls over Financial Reporting

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of March 31, 2009, by and under the supervision of the CEO and CFO.  Based on this evaluation, the CEO and CFO have concluded that the disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e)

Norsat International Inc.                      Management Discussion & Analysis

under the Securities Exchange Act of 1934 (“the Exchange Act”) are effective to ensure that (i) information required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms; and (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the CEO and CFO, or persons performing similar functions.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

The Company’s management, including the CEO and CFO, has evaluated the effectiveness of the internal controls over financial reporting.  Based on this revaluation, management has concluded that internal controls over financial reporting were designed effectively as of March 31, 2009.

As a result of this review it was determined that there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

While the Company’s CEO and CFO believe that the Company’s internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.